UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Vale sign agreement to develop low-carbon solutions

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Rio de Janeiro, September 28, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it signed a memorandum of understanding with Vale today for the development of low-carbon solutions, taking advantage of the technical expertise and synergies of the two companies.

The partnership will last for two years and will assess joint decarbonization opportunities, including the development of sustainable fuel initiatives - such as hydrogen, green methanol, biobunker, green ammonia and renewable diesel - and CO2 capture and storage technologies. The initiative also includes an assessment of potential commercial agreements for the supply of low-carbon fuels produced by Petrobras for consumption in Vale's operations.

The signing ceremony took place at Petrobras' headquarters in Rio de Janeiro, and was attended by the company's CEO, Jean Paul Prates, and Vale's CEO, Eduardo Bartolomeo. "Petrobras' partnership with Vale will be strategic in driving the country's energy transition. These are the two biggest Brazilian powers joining forces around a common purpose: to develop the most modern solutions to reduce greenhouse gas emissions", said Petrobras CEO Jean Paul Prates. "We are going to leverage the production capacity, logistics structure and technological expertise of two national giants to boost the production and supply of more efficient and sustainable fuels. This is what we can call being a first mover to materialize our decarbonization strategy, creating demand and scale for low-carbon solutions", he added.

"Brazil has all the necessary conditions to lead a large-scale development of low-carbon solutions and renewable fuels, such as green hydrogen and green methanol. Vale is firmly committed to reducing its carbon footprint and therefore wants to be a protagonist in this journey, leveraging relevant actions for the energy transition in Brazil. This agreement with Petrobras fits perfectly into this context", said Eduardo Bartolomeo, Vale's CEO.

About Vale

Vale is a global mining company that exists to improve lives and transform the future together. One of the world's largest producers of iron ore and nickel and a major copper producer, Vale is headquartered in Brazil and operates around the world. Its operations comprise integrated logistics systems, including approximately 2,000 kilometres of railways, marine terminals and 10 ports distributed around the globe.

Vale has the ambition to be recognized by society as a benchmark in safety, the best-in-class reliable operator, a talent-driven organization, a leader in sustainable mining, and a benchmark in creating and sharing value.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer